UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2015 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2015 and 2014

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 14, 2016

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Total investments at fair value (Notes 2 and 3)	$12,961,239,315	$13,178,883,752

Fully benefit-responsive investment contracts at contract value (Note 4)	1,666,208,119	1,720,067,185

Receivables
Notes receivable from participants	220,276,490	229,201,216
Receivables for securities sold	99,143	5,018,590
Accrued investment income and other receivables	22,324,941	13,223,688
Total receivables	242,700,574	247,443,494

Total assets	14,870,148,008	15,146,394,431
Liabilities
Payable for securities purchased	5,655,844	10,035,167
Accrued investment expenses and other payables	2,019,569	2,942,451
Total liabilities	7,675,413	12,977,618

Net assets available for benefits	$14,862,472,595	$15,133,416,813

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

2015
Additions to net assets attributable to:

Interest and dividends	$298,900,242
Interest income on notes receivable from participants (Note 2)	7,564,961
Other revenue (Note 5)	168,761

Contributions
Employee contributions	608,916,051
Employer contributions	274,687,794
883,603,845
Total additions	1,190,237,809

Deductions from net assets attributable to:

Distributions to participants	$1,319,193,843
Net depreciation of investments (Notes 2 and 3)	131,935,912
Administrative expenses	10,052,272
Total deductions	1,461,182,027

Decrease in net assets available for benefits	(270,944,218)
Net assets, beginning of year	15,133,416,813
Net assets, end of year	$14,862,472,595

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of Plan

The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $265,000 for the 2015 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2015, the annual employee pretax elective deferral contributions for a participant cannot exceed $18,000, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $53,000 for the 2015 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2015 may make pretax catch-up contributions up to $6,000. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant account's balance and investment option allocation. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2015 and 2014, unallocated Plan forfeitures were $65,997 and $148,362, respectively. During 2015, the total amount of forfeitures were $2,725,845.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account in the investment options according to the participant's current investment election. As of December 31, 2015 and 2014, the interest rates on the outstanding loans ranged from 3.25% to 9.50% and 3.25% to 10.00%, respectively.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant pretax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000 and the participant elects to defer distribution. Otherwise, a terminated participant will receive statutory distributions on April 1 of the year following the year in which the participant reaches the age of 70 1/2 and may defer any remaining distributions until the participant's death.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $32,634,662 in dividends earned by the Plan in 2015, $902,247 was received in cash by participants who elected the cash payment option.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts (FBRICs) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2015 or 2014. Delinquent participant loans are classified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account or by the Company.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Accounting Standards
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." For all investments for which fair value is measured using the net asset value per share practical expedient, ASU 2015-07 removes the requirement to make certain disclosures and to categorize them within the fair value hierarchy. These disclosure changes are required for annual reporting periods beginning after December 15, 2015, and interim periods within those annual periods. Management is currently evaluating the impact ASU 2015-07 will have on the Plan's financial statements and disclosures.

In July 2015, FASB issued ASU No. 2015-12 "I.Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient." Under Part I of the update, fully benefit-responsive investment contracts are measured, presented and disclosed at contract value for defined contribution and health and welfare benefit plans. Part II of the update eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investment by general type. Additionally, Part II requires that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investment in multiple ways. Part III of the update provides a practical expedient to permit plans to measure investment and investment-related accounting as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end.

The update is effective for fiscal years beginning after December 15, 2015. The Plan's financial statements reflect the early adoption, including retrospective application, as allowed by the accounting standard. The adoption of the standard did not result in a material change to the presentation of the financial statements as a whole.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

3. Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Investments in registered investment companies are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the exchange traded close.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value ("NAV") of the CCT. The NAV, as provided by the investment manager or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Fair Value of Investment Assets as of 12/31/2015
	Total	Level 1	Level 2	Level 3

Registered investment companies	$5,613,215,935	$5,613,215,935	$—	$—
BrokerageLink	495,413,917	495,413,917	—	—
Raytheon Company common stock	1,475,053,616	1,475,053,616	—	—
Common collective trusts	5,377,555,847	—	5,377,555,847	—
Total investments at fair value	$12,961,239,315	$7,583,683,468	$5,377,555,847	$—

During December 31, 2015, there were no transfers between levels.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value of Investment Assets as of 12/31/2014
	Total	Level 1	Level 2	Level 3

Registered investment companies	$5,769,462,841	$5,769,462,841	$—	$—
BrokerageLink	474,451,635	474,451,635	—	—
Raytheon Company common stock	1,396,017,465	1,396,017,465	—	—
Common collective trusts	5,538,951,811	—	5,538,951,811	—
Total investments at fair value	$13,178,883,752	$7,639,931,941	$5,538,951,811	$—

During December 31, 2014, there were no transfers between levels.

4. Fully Benefit-Responsive Investment Contracts (FBRICs)

For the plan year ended December 31, 2015 and 2014, the Plan included the Fixed Income Fund, which holds four FBRICs issued by American General Life Insurance Company, JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company (collectively the “FBRIC Providers”).

The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the “crediting rate.” The FBRICs use the crediting rate formula to convert market value changes in the FBRICs assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs Providers to pay further participant redemptions.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the
FBRIC Provider.
4.    Complete or partial termination of the Plan.
5.    Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.    Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed
Income Fund.
7.    Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.    Any material early retirement program, group termination, group layoff, facility closing or similar program.
9.    Any transfer of assets from the Fixed Income Fund directly to a competing option.
10.    Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the
Plan.

A FBRIC Provider may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC Provider may also terminate a FBRIC if Fidelity Management Trust Company's (FMTC) investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC Provider would not be required to make a payment to the Fixed Income Fund.

FBRICs generally impose conditions on both the Plan and the FBRIC Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC Providers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC Provider, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC Provider and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC Provider. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC Provider (other than a default occurring because of a decline in its rating), the FBRIC Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC Provider, the FBRIC Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC Provider may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

deemed to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC Provider sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC Provider with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

5. Certain Transactions Involving Related Parties and Parties-In-Interest

The Trustee of the Plan, FMTC, is a party-in-interest with respect to the Plan. Certain Plan transactions involve FMTC or its affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of FMTC. The Plan also pays fees to the Trustee. In addition, the Plan has a revenue sharing agreement with the Trustee whereby certain revenue received by the Trustee from sponsors of some Plan investment options is paid to the Trust. For the year ended December 31, 2015, $168,761 in such revenue sharing was allocated to participant accounts.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of the Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor, Raytheon Company, is a party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $27,208,705 and sales amounted to $106,711,791 for the year ended December 31, 2015. Dividend income from shares of Raytheon Company common stock amounted to $31,732,415 for the year ended December 31, 2015.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

6. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

7. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2015 and 2014, respectively. The Plan is subject to examinations by taxing jurisdictions. On March 21, 2014, the IRS informed the Company that it completed its examinations of the Plan for 2009, 2010 and 2011 and accepted the Plan's Form 5500s as filed. The Plan administrator believes the Plan is no longer subject to federal tax examination for years prior to 2012.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2015 and 2014

8. Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
21St Centy Fox	6.9% 3/1/19	$925,000	$1,050,913
Abbvie Inc	2% 11/6/18 WI	2,680,000	2,668,744
Abbvie Inc	3.2% 11/06/22	1,335,000	1,314,637
Abbvie Inc	3.6% 5/14/25	835,000	824,197
Abbvie Inc	2.5% 5/14/20	500,000	495,057
ABN Amro Bk	2.5% 10/18 144A	2,645,000	2,661,841
Ace Ina Holding	2.3% 11/03/20	255,000	253,281
Ace Ina Holding	2.875% 11/22	3,090,000	3,068,435
Actavis Funding	2.35% 3/12/18	780,000	780,935
Actavis Funding	3% 3/12/20	333,000	332,735
Actavis Funding	3.45% 3/22	7,785,000	7,797,433
Aetna Inc	4.125% 6/01/21	250,000	261,737
Agrium Inc	3.15% 10/01/22	250,000	239,187
AIG Intl Grp	4.875% 6/01/22	600,000	648,386
Allied Wrld As	7.5% 8/01/16	1,350,000	1,394,762
Allya	2013-2 A3 0.79% 01/18	1,656,855	1,655,287
Allya	2015-1 A3 1.39% 09/19	528,000	525,850
Allyl	2015-SN1 A3 1.21% 03/17	182,000	181,214
Allyl	2014-SN1 A3 0.75% 02/17	446,954	446,509
Altria Group Inc	9.25% 8/6/19	40,000	48,974
Altria Group Inc	2.85% 8/09/22	520,000	507,017
Amer Intl Grp Glb	5.6% 10/18/16	300,000	309,616
American Ex Crd	2.125% 3/18/19	1,790,000	1,790,084
American Intl	5.85% 1/16/18	500,000	538,648
American Intl Group	2.3% 7/19	2,155,000	2,136,989
Amgen Inc	4.1% 6/15/21	2,255,000	2,375,805
Amxca	2013-3 A 0.98% 05/19	6,342,000	6,336,361
Amxca	2014-2 A 1.26% 1/20	2,500,000	2,494,929
Amxca	2014-4 A 1.43% 06/20	990,000	988,275
Anadarko Pete	6.95% 6/15/19	995,000	1,086,881
Anadarko Petro	6.375% 9/15/17	500,000	524,301
Anglo Amer cap	4.125% 4/21 144A	250,000	171,250
Anheuser Busch	2.5% 7/15/22	3,208,000	3,087,899
Anz Ny Bran	1.25% 1/10/17	680,000	680,857
Aon Corp	3.125% 5/27/16	1,800,000	1,813,975
Apple Inc	1% 5/3/18	1,713,000	1,699,550
Apple Inc	2.85% 5/6/21	660,000	676,211
Apple Inc	2.15% 2/09/2022	1,750,000	1,699,201
AT&T Inc	3.875% 8/15/21	635,000	657,022

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
AT&T Inc	1.6% 2/15/17	1,200,000	1,203,332
AT&T Inc	2.45% 6/30/20	502,000	494,572
AT&T Inc	3.4% 5/15/25	4,725,000	4,541,741
Atmos Energy	6.35% 6/15/17	126,000	134,231
Aust & Nz Bkg Ny	2.25% 6/13/19	650,000	648,871
Australia & Nz	1.875% 10/06/17	430,000	431,034
Australia & Nz	1.45% 5/15/18	460,000	455,690
Australia & Nz	2.7% 11/16/20	1,690,000	1,695,711
Avalonbay Comm	3.625% 10/1/20	209,000	216,973
Axis Specialty	5.875% 6/1/20	2,150,000	2,375,286
BACCT	2014-A3 A 1ML+29 01/20	9,000,000	8,990,163
BACCT	2015-A1 A 1Ml+33 6/20	2,850,000	2,844,421
BACM	2006-2 A4 CSTR 5/45	1,071,673	1,073,076
BACM	2006-2 A1A CSTR 5/45	1,834,299	1,839,722
BACM	2006-4 A4 5.634% 7/46	352,025	354,884
BACM	2006-4 A1A CSTR 7/46	1,008,731	1,017,549
BACM	2007-4 A4 CSTR 2/51	4,328,717	4,503,713
Bank Amer	5.65% 5/01/18	4,525,000	4,865,683
Bank Amer Fdg C	3.3% 01/11/23	1,700,000	1,676,142
Bank Amer Fdg C	4.2% 08/26/24	1,260,000	1,261,830
Bank Amer Fdg C	3.95% 04/21/25	1,120,000	1,090,722
Bank Amer Fdg Crp	2.6% 1/15/19	3,750,000	3,762,731
Bank Amer Na	1.75% 6/05/18	500,000	497,189
Bank America Corp	2.65% 4/1/19	890,000	891,970
Bank Of America	6% 9/01/17	1,065,000	1,133,360
Bank Of America	3.75% 7/12/16	265,000	268,317
Bank Of America Cor	5.7% 1/22	640,000	722,119
Bank Of America Crp Mtn	2% 1/18	450,000	449,468
Bank T-M Ufj	2.7% 9/9/18 144A	450,000	454,899
Bank Tokyo-Msb	2.3% 03/20 144A	380,000	374,732
Barclays Bk	6.05% 12/4/17 144A	1,855,000	1,978,842
Barclays Bnk Plc	2.5% 02/20/19	700,000	701,597
Barclays Glb Mtn	5% 9/22/16	4,105,000	4,210,215
Barclays Plc	2.875% 6/20	1,015,000	1,012,871
Barclays Plc	2.75% 11/8/19	334,000	332,780
Bat Intl Fin	2.75% 6/20 144A	500,000	500,079
Bat Intl Fin	3.5% 6/22 144A	1,400,000	1,435,987
Baxalta Inc	3.6% 6/23/22 144A	715,000	715,192
Bayer Us Fin	3% 10/8/21 144A	1,115,000	1,125,053
BB&T Corp	2.25% 02/01/19	1,140,000	1,144,723

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BB&T Corporation	6.85% 4/19	9,000	10,260
Bear	7.25% 2/01/18	1,350,000	1,489,265
Becton Dickinso	1.75% 11/8/16	1,170,000	1,175,931
Becton Dickinso	2.675% 12/19	120,000	120,687
Berkley Wr Corp	5.375% 9/15/20	1,300,000	1,428,866
Berkley Wr Corpmtn	7.375% 9/19	700,000	811,977
Bhp Billiton Fn Ltd	3.85% 9/23	1,390,000	1,316,219
Bk Tk-Mtltd	3.75% 3/10/24 144A	1,290,000	1,321,832
Bmwlt	2015-1 A3 1.24% 12/17	590,000	589,094
Bmwlt	2014-1 A3 0.73% 02/17	611,786	611,180
Bnp Pariba	2.45% 03/17/19	451,000	453,229
Bp Cap Mkts	3.561% 11/01/2021	665,000	678,610
Bpce Sa	2.5% 7/15/19	1,300,000	1,304,359
British Sky	BR 3.75% 9/24 144A	800,000	781,791
British Telecom Plc	2.35% 2/19	1,074,000	1,076,952
BSCMS	2006-T22 A1A CSTR 4/38	402,941	404,026
BSCMS	06-PW12 A1A CSTR 9/38	456,814	458,547
BSCMS	2006-PW13 A4 5.54%0 9/41	3,124,052	3,153,631
BSCMS	2006-PW13 A1A 5.533% 9/41	629,980	638,787
BSCMS	2006-PW14 A4 5.201% 12/38	3,339,363	3,403,851
BSCMS	2006-PW14 A1A 5.189%	278,740	284,736
BSCMS	2007-T26 A4 CSTR 1/45	2,853,805	2,937,278
BSCMS	2007-T28 A1A 5.71% 9/42	2,207,205	2,317,587
Burlington North San	4.1% 6/21	2,000,000	2,107,888
BWSTA	2015-1 A3 1.31% 10/19	4,300,000	4,273,666
Cameron Intl Crp	4.5% 6/01/21	1,490,000	1,554,076
Capital One Bk	3.375% 2/15/23	2,710,000	2,653,177
Capital One Bk	2.95% 07/23/21	965,000	955,415
Capital One Bk	2.25% 2/13/19	910,000	906,201
Capital One Fin	6.75% 9/15/17	18,000	19,313
Capital One Fin	2.45% 04/24/19	500,000	501,028
Capital One Fin	3.75% 04/24/24	860,000	866,019
Carmx	2015-2 A3 1.37% 03/20	2,030,000	2,015,441
Carmx	2013-3 A3 0.97% 11/15/16	1,751,768	1,748,723
Carmx	2014-4 A3 1.25% 11/19	3,377,000	3,361,880
Carmx	2015-3 A3 1.63% 06/20	363,000	361,363
Carmx	15-3 A2B 1ML+45 11/18	1,700,000	1,699,533
Carmx	2015-1 A3 1.38% 11/19	1,474,000	1,467,577
Carnival Corp	1.2% 2/5/16	910,000	910,282
CBS Corp	4.3% 2/15/21	770,000	808,856

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CCART	14-BA A2 0.69% 09/17	502,208	501,987
CCART	2015-BA A2 1.48% 12/18	3,800,000	3,794,858
CCCIT	2006-A7 A7 3ML+6 12/18	3,900,000	3,891,900
CCCIT	13-A2 A2 1193476+0.28% 05	1,600,000	1,595,028
CCCIT	13-A3 A3 1.11% 7/23/18	145,000	145,087
CCCIT	2014 A2 1.02% 02/19	6,600,000	6,584,188
CCCIT	2014-A4 A4 1.23% 04/19	880,000	879,674
CCO Safari II	4.464% 7/22 144A	3,445,000	3,433,011
CD	2007-CD5 A1A 5.8% 11/44	4,883,464	5,136,839
CDP Finl Inc	3.15% 07/24 144A	1,765,000	1,773,137
Celgene Corp	1.9% 8/15/17	720,000	722,724
Celgene Corp	2.125% 8/15/18	343,000	343,081
CGCMT	2006-C4 A1A CSTR 03/49	213,644	214,530
CGCMT	2006-C5 A4 5.431% 10/49	673,252	682,267
CGCMT	13-GC11 A1 0.672% 12/17	174,081	172,591
CGCMT	2015-GC29 A2 2.674% 4/48	366,000	367,985
CGCMT	2006-C5 A1A 5.425% 10/49	903,694	921,959
CHAIT	2006-A2 A2 5.16% 4/18	2,000,000	2,009,897
CHAIT	07-A2 A2 1193476+0.05% 04	1,000,000	996,615
CHAIT	13-A6 A6 1193476+0.42% 07	3,797,000	3,796,100
CHAIT	2013-A8 A8 1.01% 10/18	450,000	449,597
CHAIT	2014-A1 A 1.15% 01/19	1,500,000	1,498,840
CHAIT	2014-A7 A 1.38% 11/19	993,000	990,161
CHAIT	2015-A2 A 1.59% 02/20	750,000	749,896
CHAIT	2015-A5 A 1.35% 04/20	750,000	745,711
CHAIT	15-A7 A7 1.62% 7/20	993,000	989,624
Chevron Corp	2.419% 11/17/20	1,865,000	1,855,725
Chevron Corp Ne	1.104% 12/5/17	854,000	848,174
Chevron Corp New	1.961% 03/20	375,000	369,686
Chevron Phil	2.45% 5/1/20 144A	347,000	342,776
Cigna	4% 2/15/22	1,670,000	1,726,521
Cigna Mtn	5.125% 6/15/20	1,350,000	1,473,674
Cisco Systems	5.5% 2/22/16	14,000	14,089
Citigroup	2.15% 07/18	300,000	299,782
Citigroup Inc	4.5% 1/14/22	755,000	808,766
Citigroup Inc	3.875% 10/25/23	1,110,000	1,147,223
Citigroup Inc	3.3% 04/27/25	780,000	766,106
Citigroup Inc	4.4% 6/10/25	1,080,000	1,091,318
Citigroup Inc	2.55% 04/08/19	1,100,000	1,107,176
Citizens Bk Mtn	2014-GC21 A3 3.493% 5/47	2,620,000	2,701,039

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Citizens Bk Mtn	2.45% 12/04/19	590,000	580,633
Cleveland Elec	7.88% 11/01/17	14,000	15,405
Coca-Cola Co	1.8% 9/01/16 WI	1,735,000	1,746,088
Colgate-Palmolive	0.9% 5/1/18	596,000	590,150
Comcast Corp Glb	5.875% 2/15/18	1,834,000	1,997,725
Comerica Inc	2.125% 05/23/19	267,000	265,137
Comet	2013-A3 A3 0.96% 9/19	1,296,000	1,294,132
Comet	2014-A5 A 1.48% 07/20	1,650,000	1,650,307
Comet	2015-A1 A 1.39% 01/21	770,000	765,643
Comet	2015-A5 A5 1.59% 5/21	1,100,000	1,096,283
Comet	2014-A2 A2 1.26% 01/20	890,000	889,741
Comm	2014-UBS4 A2 2.963% 08/47	2,080,000	2,120,561
Comm	2015-Cr22 A2 2.856% 03/48	262,000	265,313
Comm	2015-Pc1 A3 3.725% 07/50	4,000,000	4,122,083
Comm	15-Ccre24 A4 3.432% 8/55	4,300,000	4,302,267
Comm	2015-Cr25 A3 3.505% 08/48	4,000,000	4,027,752
Comm	2012-CR5 A1 0.673% 12/45	271,105	269,558
Comm	2012-CR1 A2 2.35% 5/45	284,635	286,429
Comm	2012-CR2 A1 0.824% 08/45	23,568	23,535
Comm	2012-Cr3 Asb 2.372% 11/45	353,000	350,046
Comm	2013-CR9 A1 1.3440% 7/45	89,230	88,927
Comm	2015-Dc1 A4 3.078% 02/48	3,000,000	2,930,245
Comm	2014-CR17 A2 3.012% 05/47	630,000	642,585
Comm	2006-C8 A4 5.306% 12/46	2,433,880	2,477,241
Comm	2006-C7 A4 CSTR 6/46	2,215,319	2,233,568
Comm	2006-C7 A1A CSTR 6/46	718,615	723,986
Comm	2013-LC6 A1 0.7240% 1/46	130,195	129,123
Comm	2006-C8 A1A 5.292% 12/46	719,374	735,799
Commonwealth Edi	3.4% 9/01/21	1,615,000	1,676,911
Commonwealth NY	2.5% 09/20/18	1,985,000	2,012,635
Commonwealth NY	2.25% 03/13/19	2,004,000	2,008,313
Commonwealth NY	2.4% 11/02/20	940,000	931,189
Commwlth Bk Astl Nyb	2.3% 3/20	770,000	762,509
Comwlth Edison	2.15% 01/15/19	177,000	176,222
ConocoPhillip Co	2.2% 05/15/20	238,000	230,372
Coventry Health	5.95% 3/15/17	1,000,000	1,050,103
Coventry Hlth	5.45% 6/15/21	300,000	331,358
Credit Suisse NY	2.3% 5/19	2,280,000	2,282,611
Credit Suisse NY	1.75% 1/29/18	1,275,000	1,271,385
Credit Suisse NY	1.7% 04/27/18	2,175,000	2,159,523

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CSMC	2007-C2 A2 CSTR 1/49	8,184	8,163
CVS Caremark	2.25% 12/5/18	355,000	356,785
Cvs Health Corp	2.8% 07/20/20	338,000	339,659
Cvs Health Corp	3.5% 07/20/22	7,295,000	7,426,755
CWCI	2007-C2 A3 5.484% 04/47	392,436	403,334
Daimler Fin	2.25% 3/20 144A	387,000	378,345
Daimler Fin Na	2.45% 5/20 144A	750,000	735,749
Daimler Fn Na	1.875% 1/18 144A	950,000	946,262
Danaher Corp	2.4% 09/15/20	135,000	135,010
Dayton Pow &Lgt	1.875% 9/16	1,025,000	1,025,867
DCENT	2013-A5 A5 1.04% 04/19	910,000	909,542
DCENT	2014-A3 A3 1.22% 10/19	1,880,000	1,877,921
DCENT	2014-A5 A 1.39% 04/20	2,630,000	2,623,227
Deutsche Bank Ag	2.5% 2/13/19	913,000	919,937
Devon Energy Co	3.25% 5/15/22	1,000,000	850,389
Devon Energy Co	2.25% 12/15/18	459,000	419,014
Directv Hldgs	3.8% 3/15/22	590,000	594,089
Discover Bank	3.1% 06/20	364,000	364,997
Discover Bank	2.6% 11/13/18	500,000	499,702
Discover Bk	2% 02/21/18	3,675,000	3,650,712
Discover Fin Sv	3.75% 03/04/25	1,190,000	1,143,375
Dominion Gas Hldgs	2.5% 12/19	1,200,000	1,198,853
Dominion Resource	1.9% 6/15/18	400,000	396,167
Dow Chemical	3% 11/15/22	1,425,000	1,365,131
Dr Pepper Snapp	2.9% 1/15/16	685,000	685,254
Duke Energy Car	1.75% 12/15/16	555,000	558,073
Duke Energy Cor	2.15% 11/15/16	47,000	47,281
Duke Energy Cor	1.625% 8/15/17	855,000	853,883
Duke Energy Cor	2.1% 06/15/18	364,000	364,487
Ecolab Inc	4.35% 12/8/21	770,000	822,215
Energy Transfer	4.15% 10/01/20	1,400,000	1,292,032
Enlink Midstrm Lp	2.7% 4/1/19	660,000	602,177
Entergy Corp	4% 07/15/22	850,000	867,249
Enterprise Prd	3.75% 02/15/25	615,000	562,860
Enterprise Prdcts	3.9% 2/15/24	1,335,000	1,246,046
Erac USA Fin	2.8% 11/1/18 144A	220,000	221,479
Erac USA Fin	3.85% 11/24 144A	225,000	225,179
Erac USA Llc	3.3% 10/22 144A	745,000	733,362
Erp Operat Lp	4.625% 12/15/21	15,000	16,287
Erp Operating Lp	2.375% 7/19	286,000	286,794

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Euro$ 90 Day Fut	Mar 16 Edh6	151	3,775
Euro$ 90 Day Fut	Sep 16 Edu6	(151)	(3,775)
Exelon Corp	1.55% 6/9/17	75,000	74,687
Exelon Corp	2.85% 6/15/20	775,000	770,975
Express Scrip Hd	2.25% 6/15/19	2,010,000	1,998,372
FHLB	0.5% 09/28/16	6,745,000	6,733,399
FHLB	1.83% 07/29/20	1,575,000	1,572,494
FHLB	1.0% 12/19/17	8,395,000	8,374,382
FHLB	0.875% 05/24/17	565,000	564,233
FHLG	6.00% 8/26 #G00587	38,212	42,469
FHLG	8.50% 7/28 #G00981	104,786	124,110
FHLG	5.50% 3/34 #G01665	108,168	121,063
FHLG	15YR 5.0% 4/20 #G11682	365,022	383,624
FHLG	15YR 5.50% 2/20 #G11728	1,180,657	1,248,878
FHLG	15YR 6.50% 4/18 #G11452	16,695	17,154
FHLG	15YR 4.50% 1/19 #G11565	33,434	34,653
FHLG	10.00% 10/30 #G20027	234,040	259,033
FHLG	15YR 5.00% 5/18 #P10034	51,537	52,243
FHLG	20YR 6.00% 9/27 #G30357	201,132	226,344
FHLG	20YR 5.50% 7/28 #G30564	411,220	456,491
FHLG	6.50% 5/22 #D95395	27,746	31,698
FHLG	15YR 6.50% 4/16 #E83211	326	328
FHLG	15YR 6.00% 4/17 #E89007	16,651	17,071
FHLG	15YR 6.50% 6/17 #E90325	16,913	17,446
FHLG	15YR 6.00% 7/17 #E90474	29,522	30,377
FHLG	15YR 5.00% 12/17 #E93561	29,229	30,080
FHLG	15YR 4.00% 6/18 #E96973	43,283	44,986
FHLG	15YR 4.50% 8/18 #E98688	128,307	132,855
FHLG	15YR 4.50% 10/18 #E99833	149,533	154,982
FHLG	15YR 4.50% 9/18 #E99205	108,100	112,039
FHLG	15YR 5.00% 10/18 #E99955	17,255	17,926
FHLG	4.50% 6/23 #A45156	186,368	200,734
FHLG	6.00% 9/37 #G03282	176,463	198,672
FHLG	5.50% 12/37 #G03696	326,712	364,853
FHLG	6.00% 1/38 #G03781	366,781	413,173
FHLG	5.50% 12/37 #G03865	156,330	174,581
FHLG	5.50% 7/39 #G05546	368,944	411,900
FHLG	25YR 5.50% 7/35 #G05815	75,465	84,534
FHLG	15YR 5.00% 10/23 #G13276	250,216	269,059
FHLG	15YR 5.00% 12/18 #G13293	52,778	54,770

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 6.00% 11/23 #G13368	88,507	95,434
FHLG	15YR 6.50% 7/21 #G12934	30,132	32,197
FHLG	15YR 5.00% 3/19 #G13052	188,654	195,986
FHLG	5.50% 1/24 #G13432	395,990	427,162
FHLG	15YR 5.50% 12/21 #G13481	231,509	247,304
FHLG	15YR 4.00% 7/24 #G13596	194,258	205,486
FHLG	15YR 5.00% 4/20 #G13598	196,364	204,171
FHLG	15YR 6.00% 1/24 #G13647	376,543	409,103
FHLG	15YR 6.00% 1/24 #G13982	359,322	388,677
FHLG	15YR 5.50% 12/24 #G14015	2,018,740	2,166,771
FHLG	15YR 4.00% 9/25 #G14376	163,553	173,006
FHLG	15YR 3.50% 10/26 #G14450	1,973,538	2,074,686
FHLG	15YR 2.5% 06/23#G14775	230,699	235,108
FHLG	15Yr 3.5% 08/30#G15273	915,519	960,439
FHLG	15YR 4.00% 6/24 #G18312	241,694	255,664
FHLG	6.50% 10/26 #C90995	195,371	223,196
FHLG	6.50% 8/26 #C90985	34,825	39,785
FHLG	15YR 6.00% 4/20 #J02203	13,111	13,783
FHLG	15YR 6.50% 1/20 #J02204	39,825	42,153
FHLG	15YR 4.50% 9/24 #J10826	361,941	386,793
FHLG	10YR 3.00% 8/21 #J16393	147,780	152,641
FHLG	10YR 3.00% 8/21 #J16442	134,350	138,841
FHLG	4.00% 12/40 #C03565	108,049	114,531
FHLG	6.00% 8/28 #C13910	51,964	58,894
FHLG	4.00% 4/39 #A85531	143,474	151,946
FHLG	4.00% 1/41 #A96478	625,708	663,049
FHLG	15YR 6.00% 10/16 #E01054	9,769	9,928
FHLG	15YR 5.50% 3/17 #E01136	4,305	4,396
FHLG	15YR 5.00% 12/17 #E01280	17,293	17,819
FHLG	15YR 6.50% 10/17 #E01254	4,817	4,997
FHLG	15YR 5.50% 11/18 #E01497	75,301	78,730
FHLG	15YR 4.00% 9/25 #E02787	215,932	231,044
FHLG	15YR 4.00% 4/26 #E02867	109,858	117,032
FHLG	15YR 4.50% 11/18 #B10931	91,154	94,564
FHLG	15YR 5.50% 11/18 #B10916	132,106	138,122
FHLG	15YR 4.50% 10/18 #B12459	25,536	26,491
FHLG	15YR 4.50% 4/19 #B13051	24,438	25,463
FHLG	15YR 4.50% 6/19 #B14961	65,054	67,892
FHLG	15YR 2.5% 09/22#J20415	117,991	120,246
FHLG	6.50% 9/23 #Z40030	2,577,357	2,862,514

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	6.50% 5/24 #Z40034	2,712,628	3,018,822
FHLG	5.50% 5/34 #Z40042	813,732	910,903
FHLG	6.50% 8/21 #C90473	256,339	292,848
FHLM AR	12M+187.9 10/42#849255	285,761	303,023
FHLM ARM	2.98% 8/41 #1B8533	109,521	116,230
FHLM ARM	3.07% 9/41 #1B8608	69,476	72,414
FHLM ARM	3.717% 05/41#1B8124	50,419	53,206
FHLM ARM	3.224% 4/41#1B8179	40,628	42,359
FHLM ARM	3.464% 5/1/41#1B8304	33,951	35,270
FHLM ARM	3.627% 6/1/41#1B8372	60,962	64,208
FHLM ARM	3.283% 6/1/41	38,523	40,454
FHLM ARM	3.242% 9/1/41#1B8659	38,583	40,242
FHLMC	2.375% 1/13/22	3,645,000	3,695,651
FHLMC	0.75% 1/12/18	3,580,000	3,551,457
FHLMC	0.875% 02/22/17	876,000	875,386
FHLMC	0.5% 1/27/17	3,650,000	3,635,305
FHLMC	1.0% 12/15/17	1,938,000	1,932,955
FHR	192 I 9% 2/22	85,841	95,703
FHR	2344 ZJ 6.5% 8/31	6,613	7,655
FHR	2420 MZ 6.5% 2/32	584,628	675,606
FHR	2399 OH 6.5% 1/32	60,339	69,844
FHR	2425 OB 6% 3/17	9,213	9,402
FHR	1584 L 6.5% 9/23	87,043	96,603
FHR	1577 PK 6.5% 9/23	26,890	29,223
FHR	1617 PM 6.5% 11/23	67,266	74,826
FHR	1837 Z 6.5% 4/26	52,512	58,490
FHR	1835 D 6% 4/26	54,197	59,431
FHR	2068 B 10% 11/22	12,338	13,978
FHR	2075 PH 6.5% 8/28	52,288	57,786
FHR	2208 PG 7% 1/30	90,850	105,875
FHR	2262 Z 7.5% 10/30	45,227	53,722
FHR	2363 PF 6% 9/16	2,755	2,780
FHR	2356 GD 6% 9/16	3,318	3,366
FHR	2355 BP 6% 9/16	3,465	3,507
FHR	3728 EA 3.5% 9/20	294,491	295,215
FHR	3803 EN 3.5% 2/24	2,040,044	2,115,806
FHR	3820 DA 4% 11/35	209,855	218,924
FHR	2011-3844 PJ 5% 01/40	841,467	893,464
FHR	2011-3857 Ec 3.5% 08/39	1,887,312	1,974,035
FHR	2011-3893 MV 4% 04/33	609,854	612,717

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2012-4049 CA 3% 05/27	1,427,715	1,464,896
FHR	4046 LA 3% 11/2026	1,087,677	1,117,368
FHR	2012-4077 Km 3.5% 11/41	4,353,774	4,565,872
FHR	4189 Md 3.0% 06/33	1,358,334	1,383,037
FHR	2013-4281 BA 1.25% 11/33	558,284	558,403
FHR	2013-4281 Lg 4% 01/43	1,132,668	1,210,389
FHR	2014-4305 Ma 3% 08/38	3,917,837	3,993,292
FHR	2015-4472 Wl 3% 05/45	901,599	921,869
FHR	2015-4482 Dh 3% 06/42	3,770,929	3,888,614
FHR	2015-4502 Ga 3.5% 08/41	4,381,468	4,579,307
FHR	2010-3736 QB 4% 05/37	2,414,469	2,464,961
FHR	2474 NR 6.5% 7/32	46,759	54,201
FHR	2484 LZ 6.5% 7/32	77,297	89,577
FHR	2527 TB 6% 11/32	23,803	27,016
FHR	2558 BD 5% 1/18	548,975	565,323
FHR	2590 BY 5% 3/18	683,508	704,906
FHR	2650 QN 4.5% 1/33	36,177	36,952
FHR	2672 NH 0% 9/18	116,826	120,054
FHR	2780 JG 4.5% 4/19	2,757	2,823
FHR	2872 JG 4.5% 10/19	420,485	436,637
FHR	3397 FC 0.8613% 12/37	932,311	936,051
FHR	3564 JA 4% 1/18	108,084	110,851
FHR	2010-3747 HM 3% 07/37	2,296,232	2,338,498
FHR	3741 HD 3% 11/15/39	198,846	202,923
FHR	2012-4026 HA 3.5% 12/39	3,775,444	3,953,809
FHR	2010-3747 HK 2.5% 07/37	2,625,431	2,659,244
FHR Ser	4221 CLS GA 1.4% 7/23	749,908	740,446
FICO	5/11/18	440,000	426,306
FICO	9/26/2019	615,000	570,397
FICO	10/6/2017	2,035,000	1,994,495
FICO Prin	0% 10/06/17	332,000	325,392
Fidelity Natl	2.85% 10/15/18	1,095,000	1,098,885
Fidelity Natl	3.625% 10/15/20	1,470,000	1,489,788
Fifth Third Ban	2.375% 4/25/19	250,000	250,853
Fifth Thrd Banc	1.45% 02/28/18	2,150,000	2,130,637
Fitat Auto	14-3 A3 0.96% 03/19	1,370,000	1,365,432
FNA	2014-M9 AB2 3.055% 07/24	3,760,000	3,872,327
FNA	2015-M8 Ab2 2.829% Perp	3,700,000	3,729,452
FNMA	1.625% 1/21/20	4,820,000	4,811,228
FNMA	1.5% 06/22/20	3,356,000	3,315,547

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	1.125% 07/20/18	11,494,000	11,448,449
FNMA	1.125% 10/19/18	765,000	760,305
FNMA	1.5% 11/30/20	7,708,000	7,574,397
FNMA	1.125% 12/14/18	3,831,000	3,802,015
FNMA	1.875% 12/28/20	766,000	765,954
FNMA	0.875% 05/21/18	1,370,000	1,357,278
FNMA	1.875% 09/18/18	2,764,000	2,803,252
FNMA	1.625% 11/27/18	6,670,000	6,719,171
FNMA	1.875% 2/19/19	745,000	755,105
FNMA	20YR 6.50% 7/18 #251825	32,382	36,994
FNMA	20YR 6.50% 11/18 #252104	32,165	36,746
FNMA	20YR 6.50% 3/19 #252348	25,264	28,862
FNMA	15YR 5.50% 4/18 #254686	63,313	65,731
FNMA	20YR 5.50% 5/23 #254762	214,459	235,898
FNMA	5.50% 6/33 #254767	956,297	1,069,448
FNMA	20YR 6.00% 9/21 #253999	25,182	28,424
FNMA	6.50% 10/21 #254044	4,303	4,916
FNMA	15YR 7.00% 5/17 #254353	2,810	2,894
FNMA	20YR 6.00% 11/22 #254544	39,708	44,820
FNMA	20YR 5.00% 3/25 #255667	612,938	674,213
FNMA	15YR 4.00% 9/18 #254919	39,096	40,739
FNMA	15YR 4.50% 11/18 #254952	502,404	521,554
FNMA	15YR 4.50% 12/18 #255031	496,631	515,559
FNMA	5.00% 8/25 #255810	630,267	693,275
FNMA	6.00% 7/27 #256803	289,940	327,268
FNMA	20YR 6.00% 10/27 #256928	181,286	204,626
FNMA	20YR 6.00% 1/28 #257048	142,156	160,457
FNMA	6.00% 2/28 #257076	138,859	156,737
FNMA	5.50% 11/34 #310105	585,078	654,042
FNMA	7-YR 3.18% 12/17 #466897	984,015	983,503
FNMA	20YR 6.50% 12/21 #545419	1,588	1,814
FNMA	6.50% 7/32 #545759	29,000	33,455
FNMA	6.50% 7/32 #545762	14,520	16,750
FNMA	15YR 6.00% 3/18 #555390	8,314	8,582
FNMA	15YR 6.00% 6/16 #583745	654	659
FNMA	15YR 5.50% 12/16 #611007	2,406	2,452
FNMA	15YR 5.50% 10/16 #612660	5,445	5,523
FNMA	15YR 6.50% 3/17 #627139	2,970	3,045
FNMA	15YR 5.50% 2/17 #634197	37,197	37,971
FNMA	15YR 7.00% 5/17 #638774	20,991	21,662

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	20YR 4.50% 5/26 #AH0473	49,385	53,470
FNMA	15Yr 3.5% 07/26#Ai7819	69,237	72,707
FNMA	15YR 5.50% 9/23 #AL0229	380,677	408,053
FNMA	15YR 5.50% 5/21 #AL0230	409,695	431,502
FNMA	5.50% 1/38 #AL0662	343,939	384,518
FNMA	15YR 3.50% 5/27 #AL1741	331,221	348,132
FNMA	15YR 3.50% 3/27 #AL1746	764,085	805,723
FNMA	15YR 3.50% 5/27 #AL1751	176,698	185,692
FNMA	15YR 3.50% 1/26 #AL1168	171,432	180,507
FNMA	20YR 6.00% #AL1318	568,859	642,096
FNMA	20YR 5.5% 12/33 #AL4500	296,526	330,066
FNMA	15Yr 3.5% 09/29#Al5878	689,792	727,813
FNMA	15Yr 3.5% 10/29#Al5851	265,253	279,874
FNMA	15Yr 3.5% 01/27 #Ax1909	313,827	329,801
FNMA	15YR 6.00% 5/17 #644987	10,697	10,983
FNMA	6.00% 4/25 #660719	88,108	94,603
FNMA	15YR 5.00% 3/18 #667792	20,458	21,150
FNMA	15YR 6.00% 11/17 #668811	5,032	5,194
FNMA	15YR 5.50% 11/17 #670452	35,111	36,250
FNMA	15YR 5.50% 1/18 #680143	3,987	4,128
FNMA	15YR 5.50% 2/18 #681383	28,819	29,711
FNMA	15YR 4.00% 9/18 #682450	8,064	8,403
FNMA	8.00% 6/27 #695533	11,296	13,393
FNMA	6.00% 3/33 #695584	15,252	17,294
FNMA	15YR 4.50% 5/18 #697602	38,116	39,462
FNMA	15YR 5.00% 5/18 #707298	295,291	305,974
FNMA	15YR 5.00% 6/18 #709848	32,650	33,865
FNMA	15YR 5.00% 6/18 #709877	26,995	27,970
FNMA	15YR 4.50% 6/18 #710238	19,179	19,856
FNMA	15YR 4.50% 7/18 #720393	42,522	44,023
FNMA	15YR 4.50% 5/19 #725445	18,726	19,509
FNMA	15YR 4.50% 4/19 #725352	151,208	157,532
FNMA	15YR 5.50% 4/19 #725528	41,820	43,634
FNMA	15YR 5.50% 9/19 #725793	8,554	8,958
FNMA	15YR 5.50% 9/19 #725796	12,809	13,492
FNMA	15YR 4.00% 7/18 #726128	16,792	17,498
FNMA	15YR 4.50% 8/18 #727466	24,949	25,830
FNMA	15YR 4.50% 8/18 #733772	77,648	80,531
FNMA	15YR 4.50% 12/19 #735290	34,984	36,508
FNMA	6.50% 11/22 #735137	98,336	112,342

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	6.50% 12/32 #735415	14,652	16,895
FNMA	15YR 5.50% 3/20 #735521	16,764	17,573
FNMA	15YR 4.00% 12/18 #735522	135,238	140,921
FNMA	15YR 4.50% 10/20 #735926	7,705	8,110
FNMA	15YR 5.00% 11/18 #740462	24,163	25,163
FNMA	15YR 4.50% 3/19 #742078	84,475	88,081
FNMA	6.50% 7/35 #745092	15,817	18,297
FNMA	15YR 5.00% 11/18 #749596	77,891	81,196
FNMA	6.00% 9/33 #752786	24,201	26,697
FNMA	15YR 4.50% 3/19 #758528	83,749	87,182
FNMA	15YR 5.00% 4/19 #761326	52,191	54,553
FNMA	15YR 4.00% 6/19 #773153	44,734	46,613
FNMA	15YR 4.00% 7/19 #773445	92,491	96,378
FNMA	15YR 4.50% 4/19 #774267	26,657	27,818
FNMA	15YR 4.50% 5/19 #780233	144,498	150,666
FNMA	15YR 4.50% 7/19 #788390	4,836	5,051
FNMA	15YR 5.50% 10/19 #795064	14,489	15,290
FNMA	15YR 4.50% 10/19 #796680	141,865	148,735
FNMA	15YR 5.00% 12/19 #803919	119,035	125,300
FNMA	15YR 4.50% 2/20 #809744	3,843	4,035
FNMA	15YR 4.50% 11/20 #813915	6,799	7,166
FNMA	15YR 4.50% 10/20 #836381	22,841	24,057
FNMA	15YR 4.50% 7/21 #845515	4,836	5,129
FNMA	15YR 4.50% 1/21 #852735	1,017	1,073
FNMA	20YRS 6.00% 4/27 #888281	183,277	206,873
FNMA	6.50% 8/36 #888034	21,085	24,307
FNMA	15YR 5.00% 12/21 #888436	314,829	330,670
FNMA	4.50% 6/37 #888485	198,372	215,400
FNMA	6.50% 8/36 #888544	79,085	91,304
FNMA	15YR 5.00% 12/18 #888681	161,937	167,786
FNMA	15YR 4.50% 12/18 #888889	181,731	188,147
FNMA	7.50% 11/37 #888892	192,521	226,013
FNMA	15YR 6.50% 1/23 #889111	304,751	334,993
FNMA	15YR 4.50% 3/21 #890081	260,842	271,749
FNMA	15YR 4.50% 11/19 #889395	2,411	2,514
FNMA	15YR 6.00% 2/23 #889634	436,765	473,295
FNMA	5.50% 2/37 #904918	136,303	151,124
FNMA	7.00% 12/36 #907742	31,655	34,946
FNMA	20 YR 5.50% 1/24 #925847	367,268	408,809
FNMA	20YR 6% 11/27#928866	285,551	322,314

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 7/21 #932885	196,282	206,075
FNMA	15YR 6.00% 6/22 #944357	148,080	160,874
FNMA	20YR 5.50% 7/27 #986156	377,550	420,254
FNMA	7.50% 11/38 #995504	133,313	156,560
FNMA	15YR 4.50% 12/20 #995320	669,491	702,391
FNMA	15YR 5.00% 12/20 #995324	451,250	475,307
FNMA	15YR 6.00% 1/24 #995425	270,556	294,658
FNMA	15YR 4.50% 12/20 #995465	112,077	117,971
FNMA	15YR 6.50% 2/24 #995658	80,035	88,487
FNMA	8.00% 11/37 #995783	19,460	21,972
FNMA	20 YR 5.00% 1/25 #995884	182,211	200,426
FNMA	10YR 2.5% 10/22#AB6544	171,787	174,916
FNMA	10YR 2.5% 10/22#AB6730	129,774	132,138
FNMA	10YR 2.5% 05/23 #MA1431	374,973	381,803
FNMA	20YR 5% 8/26 #AD0787	593,078	652,368
FNMA	10YR 6.50% 12/37 #AD0070	165,552	187,743
FNMA	6.50% 9/28 #AD0329	150,655	169,905
FNMA	6.50% 12/35 #AD0723	88,461	101,991
FNMA	20YR 5.50% 4/29 #AD0912	185,763	206,774
FNMA	15YR 5.50% 3/24 #AE0467	93,977	101,436
FNMA	15YR 6.00% 3/24 #AE0745	194,749	210,901
FNMA	6.50% 8/36 #AE0746	66,440	76,668
FNMA Arm	2.69% 9/41 #AH5260	215,295	228,483
FNMA Arm	3.228% 7/41#AI3469	52,434	55,046
FNMA Arm	3.01% 8/41 #AI4358	37,545	39,372
FNMA Arm	3.545% 07/41#AI6050	64,016	67,303
FNMA Arm	3.365% 10/41#AI6819	29,151	30,377
FNMA Arm	3.37% 9/41 #AI8935	60,396	64,095
FNMA Arm	09/41#AI9813	36,792	38,338
FNMA Arm	10/41#AJ3399	20,022	20,830
FNMA Arm	06/42#AO2244	53,754	55,060
FNMA Arm	11/40#AE6806	31,967	33,232
FNR	1992-205 Z 7% 11/22	83,948	93,218
FNR	G93-3 K 7% 2/23	36,799	40,675
FNR	1994-40 Z 6.5% 3/24	201,200	219,120
FNR	1997-46 PL 6% 7/27	280,682	307,905
FNR	2001-7 PF 7% 3/31	5,046	5,881
FNR	2012-94 E 3% 6/22	460,549	470,807
FNR	2013-16 GP 3% 03/33	1,150,855	1,184,966
FNR	2013-72 KE 3.5% 02/43	2,008,602	2,106,799

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNR	2013-130 Cg 4% 06/43	1,485,704	1,589,600
FNR	2014-64 Nk 3% 12/37	4,302,872	4,378,639
FNR	2014-83 P 3% 06/43	879,595	906,941
FNR	2015-28 P 2.5% 5/45	2,073,719	2,085,077
FNR	2015-28 Je 3% 05/45	1,564,493	1,601,357
FNR	2015-42 Le 3% 06/45	1,293,733	1,315,576
FNR	2001-44 PD 7% 9/31	11,169	13,010
FNR	2001-71 MB 6% 12/16	11,630	11,804
FNR	02-58 HC 5.5% 9/17	13,524	13,752
FNR	2003-32 UN 4% 1/33	1,044,494	1,059,464
FNR	03-66 PA 3.5% 2/33	309,099	315,577
FNR	2003-57 NK 5% 6/18	11,075	11,450
FNR	2004-2 QL 4% 2/19	736,422	757,488
FNR	2004-82 HJ 5.5% 9/32	294,132	297,718
FNR	2004-91 AR 5.50% 4/33	1,555,994	1,608,914
FNR	2006-41 MC 5.5% 7/35	69,050	70,739
FNR	2006-90 BE 6% 4/35	117,907	119,180
FNR	2007-114 A6 1ML+20 10/37	332,633	330,862
FNR	2007-77 MH 6% 12/36	79,857	84,561
FNR	2008-29 CA 4.5% 9/35	876,176	894,883
FNR	2009-10 AB 3/24	60,329	63,582
FNR	2011-5 PA 4% 10/25	45,795	46,916
FNR	2010-31 AP 4.5% 02/40	1,028,362	1,065,899
FNR	2010-104 Pg 2.5% 11/39	3,434,103	3,452,254
FNW	2003-W4 2A 6.5% 10/42	13,612	15,204
FNW	2004-W1 1A6 5.04% 11/43	119,764	120,989
Ford Mtr Cr	2.875% 10/01/18	1,500,000	1,502,565
Ford Mtr Cr Llc	4.25% 9/20/22	1,475,000	1,509,102
Ford Mtr Cr Llc	2.375% 1/16/18	1,680,000	1,676,170
Ford Mtr Credit	4.134% 8/04/25	1,875,000	1,869,302
Fordo	2015-C A3 1.41% 02/20	553,000	550,498
Forest Labs	4.875% 2/15/21 144A	840,000	909,554
FSPC	T-54 2A 6% 2/43	93,290	105,432
FSPC	T-54 3A 7% 2/43	43,351	49,946
Ge Cap Intl	0.964% 4/16 144A	1,031,000	1,031,465
Ge Cap Intl	2.342% 11/20 144A	1,676,000	1,663,720
Ge Cap Intl	3.373% 11/25 144A	1,687,000	1,717,810
Gecap	5.3% 2/11/21	470,000	530,200
GECMC	2006-C1 A1A CSTR 3/44	73,072	73,033
General Elec Cap	4.625% 1/7/21	112,000	123,022

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
General Elec Cap	4.65% 10/17/21	160,000	176,921
General Elec Cap	2.3% 4/27/17	160,000	161,970
General Elec Cap	3.1% 1/9/23	649,000	658,741
General Elec Cap	2.2% 01/09/20	224,000	224,638
General Elec Co	3.375% 3/11/24	786,000	813,534
Gilead Sciences	3.05% 12/01/16	2,250,000	2,288,025
Glencore Fd	2.875% 4/20 144A	1,085,000	846,300
Gmalt	2015-2 A3 1.68% 12/18	559,000	555,778
Gmalt	2015-1 A3 1.53% 09/18	659,000	656,482
GNII II	6.50% 9/29 #002808	253,260	290,989
GNII II	5.50% 7/38 #004187	27,166	29,098
GNII II	6.00% 11/38 #004285	59,036	64,787
GNMA	15YR 6.50% 5/17 #569432	21,552	22,148
GNMA	20YR 6.50% 4/23 #593677	17,847	19,782
GNMA	7.00% 8/28 #416611	27,287	31,677
GNMA	7.00% 8/28 #458917	6,319	7,317
GNMA	7.00% 7/28 #462643	90,022	104,970
GNMA	7.00% 2/28 #462548	1,822	2,088
GNMA	7.00% 10/28 #481353	88,587	103,713
GNMA	4.50% 3/41 #738108	2,132,024	2,329,019
GNMA	6.50% 1/23 #530795	116,797	129,456
GNMA	7.00% 5/32 #552576	14,788	17,359
GNMA	8.00% 11/29 #186997	3,641	4,300
GNMA	15YR 4.50% 12/18 #781681	151,244	156,177
GNMA	30YR 5.5% 11/35#783799	249,119	279,716
GNMA	30YR 5.5% 06/35#783800	120,590	135,609
GNMA	15YR 6.50% 6/20 #641437	30,014	32,387
GNR	2009-65 GL 4.5% 05/38	634,006	658,060
GNR	2002-33 ZD 6% 5/32	542,385	615,824
GNR	2008-47 PC 5% 11/16/37	1,659,995	1,760,826
GNR	2009-79 PC 4.5% 08/36	1,879,915	1,924,282
GNR	2009-127 PL 4.25% 10/38	704,301	734,760
GNR	2010-47 CN 4.5% 8/38	487,438	505,462
GNR	2010-61 HD 3.5% 11/38	4,087,615	4,207,604
GNR	2010-73 CB 4.40% 8/35	1,348,311	1,405,946
GNR	2010-73 GA 4.5% 9/36	1,443,886	1,519,328
GNR	2010-68 LA 4.5% 3/38	1,306,900	1,357,288
GNR	2010-98 Ch 3% 10/39	987,144	1,010,221
GNR	2010-162 PQ 4.5% 06/39	478,501	503,554
GNR	2011-66 NJ 3% 11/38	641,824	652,355

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNR	13-41 PA 2.5% 04/40	445,556	453,608
GNR	2013-106 Pa 4% 02/43	3,450,464	3,669,489
GNR	2000-9 ZJ 8.5% 2/30	88,488	103,839
Goldman Sach Frn	3ML+110 11/18	170,000	170,690
Goldman Sach Grp	3.85% 07/08/24	740,000	755,536
Goldman Sachs	5.625% 1/15/17	1,200,000	1,246,394
Goldman Sachs	5.95% 1/18/18	665,000	716,172
Goldman Sachs Glb	7.5% 2/15/19	163,000	186,540
Goldman sachs gp	5.75% 1/24/22	1,580,000	1,796,962
Goldman sachs gp	2.625% 1/19	1,060,000	1,067,725
Gsinc	5.25% 7/27/21	2,420,000	2,676,898
Gsinc	2.375% 1/22/18	495,000	499,310
GSMS	2013-GC10 A1 0.696% 2/46	1,818	1,817
GSMS	2013-GC10 A2 1.84% 2/46	170,000	170,021
GSMS	2013-GC12 A1 VAR 06/46	184,081	182,174
GSMS	2006-GG8 A4 CSTR 11/39	6,379,773	6,368,799
GSMS	2006-GG8 A1A 5.547% 11/39	389,328	395,118
GSMS	15-Gc32 A3 3.498% 7/48	4,300,000	4,332,104
Halliburton Co	2.7% 11/15/20	769,000	760,431
Harley David	2.7% 3/15/17 144A	350,000	354,655
Harot	2013-3 A3 0.77% 05/17	923,538	923,212
Harot	2015-4 A3 1.23% 09/23/19	503,000	498,873
Hart	2013-C A3 1.01% 02/18	2,048,271	2,047,942
Hart	2015-B A3 1.12% 11/19	2,995,000	2,971,957
Hart	2015-C A3 1.46% 02/20	545,000	542,826
HCP Inc	6.7% 1/30/18	250,000	271,889
HCP Inc	4.0% 12/01/22	1,200,000	1,194,508
Heinz(Hj)Co	3.95% 7/15/25 144A	3,180,000	3,210,786
Hewlett Pack	2.45%10/5/17 144A	2,610,000	2,607,915
Hewlett Pack	2.85% 10/5/18 144A	890,000	889,676
HSBC	1.5% 05/15/18 144A	930,000	919,841
HSBC Bank	3ML+64 5/18 144A	2,140,000	2,131,774
HSBC Hldngs Plc	4.875% 1/22	675,000	740,487
HSBC Holdings Plc	5.1% 4/05/21	360,000	400,248
HSBC USA Inc	2.625% 09/24/18	1,848,000	1,874,887
HSBC USA Inc	2.25% 06/23/19	659,000	656,153
Huntington Banc	2.6% 8/02/18	1,225,000	1,226,552
Hyundai Cap Am	2.6% 3/20 144A	380,000	373,383
Hyundai Cap Ame	2.55% 2/19 144A	890,000	883,214
Ibrd	1% 06/15/18	605,000	599,724

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
IL Sales Tax	1.56% 06/15/17	2,150,000	2,153,053
Imperial Tbcco	3.75% 7/22 144A	1,400,000	1,405,764
Ingsll-Rand Glb	2.875% 1/15/19	160,000	161,638
Intercont Exch	2.5% 10/15/18	318,000	320,826
Intercont Exch	2.75% 12/01/20	133,000	133,022
Intesa Sanpaolo Spa	3.12% 1/16	950,000	950,474
Intl Paper Co	4.75% 2/15/22	1,855,000	1,981,689
Jefferies Grp	6.875% 4/15/21	985,000	1,102,392
John Deere Cap	2.25% 6/07/16	2,850,000	2,865,818
John Deere Cap	3.9% 7/12/21	500,000	529,896
JPM T	13-C16 A2 3.07% 12/46	3,500,000	3,570,632
JPMBB	15-C32 A4 3.3293% 11/48	3,000,000	2,968,648
JPMBB	15-C27 A3A1 2.9202% 2/48	4,500,000	4,363,842
JPMBB	15-C29 A2 2.8596% 05/48	379,000	384,628
JPMC Co	4.25% 10/15/20	2,050,000	2,175,671
JPMC Co	4.625% 5/10/21	1,400,000	1,512,994
JPMC Co	2.35% 01/28/19	820,000	823,493
JPMC Co	3.625% 05/13/24	1,340,000	1,360,844
JPMC Co	2.55% 10/29/20	400,000	396,439
JPMC Co	2.2% 10/22/19	2,285,000	2,267,451
JPMCC	2015-Jp1 A2 3.1438% 1/49	423,000	433,860
JPMCC	2006-LDP7 A1A CSTR 4/45	465,822	467,314
JPMCC	2006-LDP7 A4 CSTR 4/45	796,877	804,520
JPMCC	2006-Cb16 A4 5.552% 5/45	100,341	101,518
JPMCC	2006-CB16 A1A 5.546% 5/45	1,402,219	1,419,023
JPMCC	2013-C10 0.7302% 12/15/47	116,356	115,462
JPMorgan Chase	4.95% 3/25/20	650,000	705,058
JPMorgan Chase	3.2% 1/25/23	1,000,000	997,283
Jpmorgan Chase &Co	2.25%1/23/20	580,000	570,812
Key Bank Na	2.5% 12/15/19	307,000	307,541
Keybank Natl	1.65% 2/1/18	1,100,000	1,096,322
Keycorp Mtn	5.1% 3/24/21	435,000	475,559
Kfw (Ungtd)	2.75% 10/01/20	2,755,000	2,849,199
Kinder Morgan	5% 02/15/21 144A	765,000	727,126
Kinder Morgan En	2.65% 2/1/19	207,000	191,389
Kinder Morgan Ic	3.05% 12/1/19	643,000	595,319
Kinder Mrgn Inc	2% 12/01/17	146,000	140,667
Kraft Foods	5.375% 02/20 WI	523,000	572,706
Kraft Foods Grp	3.5% 6/22 WI	980,000	991,047
Kroger Co	2.3% 1/15/19	350,000	350,965

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Kroger Co	3.3% 01/15/21	215,000	218,367
Laboratory Corp	3.2% 2/01/22	150,000	147,270
LBUBS	2006-C6 A4 5.372% 9/39	4,192,216	4,252,939
LBUBS	2006-C6 A1A CSTR 9/39	754,843	767,269
LBUBS	2006-C7 A3 5.347% 11/38	5,131,000	5,226,691
LBUBS	2007-C7 A3 5.886% 9/45	355,737	373,331
LG&E & Ku Energ	3.75% 11/20	1,250,000	1,291,199
Liberty Mutual	5% 6/1/21 144A	390,000	417,246
Liberty Mutual	4.95% 5/22 144A	930,000	985,795
Lincoln Nationa	4.2% 3/15/22	515,000	538,505
Lincoln National	6.25% 2/15/20	1,350,000	1,516,994
Lloyds Bank Plc	1.75% 03/16/18	1,890,000	1,885,181
Lloyds Bank Plc	1.75% 05/14/18	1,965,000	1,961,092
Lyondellbas Inds	5% 4/15/19	2,000,000	2,127,544
Mack Cali Rlty Lp	2.5% 12/15/17	400,000	399,865
Macys Retail	3.875% 1/15/22	270,000	265,972
Manitoba (Prov)	1.125% 6/1/18	730,000	722,328
Manu&Trd Nt Prg 2.3% 1/30/19	2.3% 1/30/19	450,000	450,999
Manufctrs & Trdr	2.1% 02/06/20	600,000	589,598
Marathon Oil Corp	2.7% 6/01/20	540,000	476,285
Markel Corp	7.125% 9/30/19	1,300,000	1,492,691
Marriott Intl	3% 3/01/19	2,440,000	2,473,538
Marsh & Mclenn	2.35% 03/06/20	550,000	545,250
Martin Mariet Frn	3ML+110 6/17	630,000	625,617
Massmutual	2.45% 11/23/20 144A	3,550,000	3,532,697
Massmutual Gbl	2.1% 8/2/18 144A	750,000	753,520
Massmutual Glb	2.35% 4/19 144A	890,000	894,613
Massmutual Glbl	2% 4/5/17 144A	890,000	896,201
Mbalt	2015-A A3 1.10% 08/17	780,000	779,174
Mbalt	2015-B A3 1.34% 7/18	380,000	378,237
Mcdonalds Corp	2.75% 12/20	74,000	73,964
Mckesson Co	2.284% 03/15/2019	614,000	611,626
Mckesson Corp	4.75% 3/1/21	425,000	459,281
Medtronic Inc	2.5% 3/15/20	790,000	795,814
Medtronic Inc	3.5% 03/15/25	5,515,000	5,580,292
Merrill Lyn	6.875% 4/25/18	342,000	377,352
Merrill Lyn Co	6.4% 8/28/17	161,000	172,459
Met Life Glb	2.3% 4/10/19 144A	2,980,000	2,980,766
Met Life Glb	2.5% 12/3/20 144A	1,400,000	1,392,616
Met Life Glb Fn	7.717% 2/15/19	2,500,000	2,905,000

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Met Life Glbl	1.5% 1/18 144A	2,190,000	2,178,700
Met Life Glbl Fdg	2% 4/20 144A	1,600,000	1,567,938
Microsoft Corp	0.875% 11/15/17	138,000	137,499
Mitsubishi	2.45% 10/16/19 144A	1,575,000	1,569,702
Mizuho Bk Ltd	2.45% 4/19 144A	1,835,000	1,836,343
MLCFC	2006-2 A4 CSTR 6/46	1,764,560	1,765,089
MLCFC	2006-3 A4 CSTR 7/46	3,894,631	3,947,261
MLMT	2006-C2 A1A CSTR 8/43	611,386	618,079
MLMT	2006-C1 A4 CSTR 5/39	1,742,939	1,744,762
Monsanto Co	2.75% 7/15/21	1,780,000	1,743,549
Morgan Stanle Mtn	5.5% 1/26/20	1,360,000	1,497,238
Morgan Stanley	2.125% 4/25/18	360,000	360,806
Morgan Stanley	3.75% 2/25/23	1,795,000	1,839,717
Morgan Stanley	5.75% 1/25/21	3,070,000	3,448,497
Morgan Stanley	5.5% 7/28/21	525,000	588,479
Morgan Stanley	2.65% 01/27/20	600,000	598,578
Morgan Stanley	2.5% 01/24/19	1,330,000	1,337,550
Morgan Stanley	3.875% 4/29/24	3,000,000	3,058,395
Mosaic Co New	4.25% 11/15/23	2,275,000	2,253,397
MSBAM	2012-C5 A1 0.916% 8/45	87,366	87,210
MSBAM	2012-C5 A2 1.972% 8/45	710,000	710,912
MSBAM	2015-C21 A3 3.077% 03/48	2,000,000	1,944,715
MSBAM	2014-C14 A2 2.916% 1/47	750,000	764,006
MSC	2006-IQ11 A1A CSTR 10/42	543,609	545,084
MSC	2006-HQ9 A4 CSTR 7/44	398,721	401,157
MSC	2006-Hq10 A4 5.328% 11/41	2,136,113	2,152,958
MSC	2007-HQ11 A31 CSTR 2/44	243,491	243,235
MSC	2007-IQ13 A1A 5.312% 3/44	247,869	255,224
MSC	2007-T27 A1A CSTR 6/42	681,153	711,235
MSC	2011-C3 A3 4.054% 7/49	59,000	61,825
MSC	2015-Ms1 A3 3.51% 05/48	3,500,000	3,533,170
Mufg Americas Hld	2.25% 02/20	1,703,000	1,675,151
Mylan Inc	1.8% 6/24/16	325,000	324,786
Nabors Ind Inc	4.625% 9/15/21	1,000,000	822,087
Nabors Ind Mtn	6.15% 2/15/18	925,000	938,668
Nalt	2014-A A3 0.80% 02/17	481,000	480,567
Narot	2012-A A4 1% 7/18	685,578	685,737
Narot	2015-A A3 1.05% 10/19	2,115,000	2,100,434
Narot	2015-C A3 1.37% 5/20	545,000	541,231
Natl Aust Bk	2.25% 07/19 144A	2,025,000	2,021,570

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ndass	3.125% 03/17 SNR	1,705,000	1,738,698
New York Glb	1.3% 04/18 144A	3,305,000	3,278,220
New York Life	1.3% 10/17 144A	1,070,000	1,065,722
New York Life	1.95% 2/20 144A	1,000,000	980,701
Nippon Teleg&Telep	1.4%7/18/17	36,000	35,862
Noble Enrgy Inc	4.15% 12/15/21	1,605,000	1,555,938
Noble Hldg Intl	2.5% 3/15/17	325,000	306,623
Nomura Hldngs Inc	2.0% 9/13/16	650,000	652,595
Nomura Holdings	2.75% 03/19/19	975,000	980,433
Nordea Bk Ab	2.375% 4/4/19 144	660,000	662,384
Norfolks South	3.25% 12/01/21	20,000	19,953
Novartis Cap Crp	2.4% 9/21/22	715,000	704,269
Nyse Euronext	2% 10/05/17	950,000	951,519
Oneok Partner Lp	4.9% 03/15/25	625,000	526,626
Oneok Partners	3.375% 10/01/22	1,145,000	929,439
Oneok Partners	3.2% 09/15/18	535,000	510,471
Oneok Partners Lp	2% 10/01/17	160,000	152,838
Oracle Corp	2.5% 05/15/2022	700,000	687,483
Oracle Corp	2.8% 7/8/21	4,725,000	4,786,368
Penske Truck	2.5% 3/15/16 144A	1,060,000	1,061,839
People's United	3.65% 12/06/22	995,000	979,836
People's United Bk	4% 7/15/24	405,000	400,516
Pg&E Corp	2.4% 03/01/19	67,000	66,872
Philip Mors Int	1.875% 1/15/19	450,000	448,847
Phillips	66 2.95% 5/1/17	375,000	380,091
Pnc Bank Na	2.25% 7/2/19	2,530,000	2,541,995
Pnc Bk Mtn	2.95% 02/23/25	2,220,000	2,149,693
Pnc Bk Na	6.875% 4/01/18	250,000	273,969
Pnc Bk Na Pitts	2.95% 01/30/23	1,040,000	1,008,986
Pnc Bk Pitt Mtn	2.2% 01/28/19	450,000	451,530
Pnc Financial	3.8% 7/25/23	460,000	474,503
Pnc Fund Corp	4.375% 8/11/20	1,200,000	1,295,310
Pnc Funding Corp	5.625% 2/1/17	20,000	20,794
Ppl Cap Fd Inc	3.5% 12/01/22	405,000	408,185
Pricoa Global	1.9% 09/18 144A	300,000	298,948
Principal FdgII	2.2% 4/20 144A	1,355,000	1,343,617
Principal Fin	3.3% 9/15/22	460,000	459,167
Procter & Gamble	1.6% 11/15/18	834,000	839,911
Procter Gamble Mtn	4.7% 2/15/19	184,000	200,545
Pseg Pwr Llc	2.75% 9/15/16	315,000	317,543

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Pt Holdings Co Inc (Unlist)	0	525	—
Pub Svc Oklahoma	5.15% 12/1/19	27,000	29,529
Refcorp Strip Prin	0% 10/15/19	1,125,000	1,047,841
Regions Fin Corp	2.25% 9/14/18	250,000	249,759
Reliance Std Lf	2.5% 01/15/20	2,745,000	2,719,356
Reynolds American	6.75% 6/15/17	1,000,000	1,067,548
Reynolds American	2.3% 6/18	168,000	169,067
Reynolds American	3.25% 6/20	509,000	517,350
Reynolds American	4% 6/12/22	257,000	267,346
Reynolds American	3.5% 08/04/16 Wi	355,000	358,788
Reynolds American	2.3% 8/21/17	525,000	529,128
RFCO Sp	7/15/2020	2,191,000	2,002,158
RFCO Sp	10/15/20	745,000	674,343
Rio Tinto Fin	1.625% 8/21/17	430,000	423,849
Roper Industries	1.85% 11/15/17	650,000	646,640
Roper Industries	2.05% 10/1/18	609,000	605,129
Roper Technologies	3% 12/15/20	750,000	746,942
Royal Bank Cana	1.2% 9/19/2017	126,000	125,411
Royal Bk Can Gl	1.5% 01/14/18	860,000	855,871
Royal Bk Can Gl	2.35% 10/30/20	300,000	297,432
Royal Bk Canada	2.3% 7/20/16	107,000	107,687
Royal Bk Cda	2.2% 7/27/18	500,000	504,131
Royal Bk Of Cda	2.15% 03/15/19	450,000	451,295
Sabmiller Hldg	2.2% 8/1/18 144A	450,000	449,030
San Diego G&E	3% 8/15/21	500,000	510,674
Schlumberger	1.95% 9/16 144A	1,050,000	1,055,066
Se Banken	2.375% 3/25/19 144A	3,075,000	3,089,145
Select Income Reit	2.85% 02/18	187,000	186,753
Sempra Energy	2.4% 3/15/20	445,000	435,076
Ses Gbl Amer	2.5% 3/19 144A	675,000	665,867
Shell Intl	2.25% 11/10/20	550,000	541,750
Shell Intl Fin Bv	2.125% 05/20	2,996,000	2,947,657
Siemens Fin	5.75% 10/17/16 144	200,000	207,127
Siemens Nv	2.9% 5/27/22 144A	1,250,000	1,250,314
Simon Property	6.1% 5/01/16	22,000	22,070
Simon Property	2.8% 1/30/17	135,000	136,771
Simon Property	3.375% 3/15/22	170,000	175,296
Skandinaviska	2.375% 11/18 144A	1,505,000	1,513,597
Ssbk Govt Stif Fund	0	20,749,382	20,749,382
Stat	15-1A A3 1.42% 09/19	4,500,000	4,454,526

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Stifel Fin 4.25% 07/18/24	4.25% 07/18/24	1,680,000	1,669,510
Stryker Corp	2% 9/30/16	1,085,000	1,093,261
Sumitomo Bkg	2.45% 01/16/20	1,950,000	1,939,357
Sumitomo Bkg	2.45% 1/10/19	1,235,000	1,239,525
Sumitomo Bkg 2.25% 07/11/19	2.25% 07/11/19	785,000	779,918
Sunoco Logistics	4.4% 4/1/21	2,800,000	2,713,707
Suntrust	2.35% 11/01/18	1,230,000	1,236,584
Svenska Ha Ab P	2.875% 4/04/17	2,445,000	2,487,127
Swiss Re Tres	2.875% 12/22 144A	580,000	560,481
Synchrony Fin	2.7% 02/03/20	805,000	789,866
Synchrony Fin	3.75% 08/15/21	640,000	639,593
Synchrony Financl	2.6% 1/15/19	1,200,000	1,196,012
Synct	2015-1 A 2.37% 03/23	748,000	744,757
Synct	2015-3 A 1.74% 9/21	750,000	744,039
Taot	2015-C A3 1.34% 6/19	4,640,000	4,628,760
Taot	2013-B A3 1.15% 07/17	1,095,264	1,095,150
Thermo Fisher	2.4% 02/01/19	81,000	80,986
Thermo Fisher	2.15% 12/14/18	189,000	188,898
Time Warner Cab	5.85% 5/1/17W/I	741,000	775,207
Time Warner Cab	8.75% 2/14/19	1,600,000	1,856,555
Time Warner Inc	4.75% 3/29/21	490,000	526,941
Time Warnr Inc	4% 1/15/22	15,000	15,547
Tjx Cos Inc	2.75% 6/15/21	411,000	417,163
Toronto Dom	1.4% 4/30/18	1,160,000	1,150,505
Toronto Domini	2.625% 09/10/18	1,930,000	1,967,394
Toronto Dominio	1.625% 3/13/18	3,080,000	3,071,570
Total Cap	2.3% 3/15/16	55,000	55,153
Total Cap Cda L	1.45% 01/15/18	451,000	448,290
Total Cap Intl	2.875% 2/17/22	13,000	12,926
Total Cap Intl	1.55% 6/28/17	1,520,000	1,523,949
Total Cap Intl	2.125% 01/10/19	1,400,000	1,402,948
Total Cap Intl	2.75% 06/19/21	430,000	428,395
Total Capital Sa	1.5% 2/17/17	475,000	475,840
Toyota Motor Credit	2.15% 3/20	1,855,000	1,855,321
Transcanada Pipe	1.625% 11/17	500,000	495,921
Travelers Cos Inc	5.8% 5/15/18	35,000	38,227
Ual Pass Thru Etc	9.75% 1/17	118,311	124,818
Ubs Ag Stam 2.375% 8/14/19	2.375% 8/14/19	1,885,000	1,883,441
Ubsbb	2012-C2 A1 1.006% 5/63	137,525	137,102
Ubsbb	2012-C4 A1 0.6728% 12/45	115,288	114,538

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ubsbb	2013-C6 A1 0.805% 4/46	156,883	155,455
Ubscm	2012-C1 A2 2.180% 5/45	255,110	256,200
Udr Inc Mtn	4.25% 6/01/18	402,000	420,028
Union Pac Corp	5.65% 5/1/17	18,000	18,943
United Health	2.7% 7/15/20	303,000	306,293
United Parcel S	5.125% 4/1/19	2,100,000	2,317,333
Unitedhealth Inc Mtn	4.7% 2/21	2,150,000	2,353,646
Unitedhelth Gr	2.875% 12/15/21	400,000	404,700
US 10Yr Fut	Mar16 Tyh6	(739)	(219,391)
US 2Yr Note(Cbt)Fut	Mar16 Tuh6	654	30,656
US 5Yr Note Fut	Mar16 Fvh6	357	50,203
US Bancorp Med	2.95% 7/15/22	775,000	770,545
US Long Bond Fut	Mar16 Ush6	(81)	(40,500)
US T Note	0.625% 4/30/2018	32,185,000	31,773,611
US T-Note	0.75% 2/28/2018	18,460,000	18,304,308
US Ultra Bond Fut	Mar16 Wnh6	(26)	(26,000)
UST BOND	2.875% 5/15/43	220,000	214,056
UST Note	1.25% 11/15/18	23,955,000	23,920,816
UST Note	1.625% 11/30/20	2,460,000	2,446,059
UST Notes	1.375% 09/30/20	9,410,000	9,249,682
UST Notes	0.875% 1/31/18	8,520,000	8,478,218
UST Notes	0.75% 03/31/2018	3,015,000	2,988,284
UST Notes	1.25% 10/31/18	16,415,000	16,394,137
UST Notes	1.5% 05/31/19	3,465,000	3,468,850
UST Notes	1.625% 06/30/2019	34,605,000	34,767,055
UST Notes	1.625% 07/31/20	39,145,000	38,967,986
USTB	2.750% 11/15/42	4,305,000	4,096,040
USTB	2.50% 02/15/45	1,920,000	1,719,156
USTB	3% 05/15/45	1,380,000	1,371,049
USTB	2.875% 8/15/45	2,110,000	2,045,299
USTBILL	0% 03/17/16	235,000	234,952
USTCOUP	8/15/17	360,000	354,536
USTCOUP	11/15/17	675,000	661,766
USTN	1.25% 11/30/18	47,125,000	47,052,239
USTN	1.5% 12/31/18	67,255,000	67,570,477
USTN	1.5% 01/31/19	28,030,000	28,133,038
USTN	0.625% 02/15/17	20,000,000	19,949,340
USTN	1.625% 03/31/19	3,000,000	3,019,290
USTN	1.625% 04/30/19	9,797,000	9,855,821
USTN	2.125% 09/30/21	1,855,000	1,875,017

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTN	0.875% 10/15/17	3,353,000	3,343,166
USTN	1.5% 10/31/19	1,680,000	1,675,069
USTN	1.375% 9/30/18	16,904,000	16,959,394
USTN	0.875% 4/30/17	13,487,000	13,481,794
USTN	0.5% 7/31/17	22,200,000	22,032,168
USTN	1% 12/15/17	2,705,000	2,701,592
USTN	2.125% 12/31/21	2,285,000	2,305,659
USTN	0.875% 01/15/18	9,940,000	9,895,926
USTN	1.75% 02/28/22	8,710,000	8,587,389
USTN	1.375% 02/29/20	3,410,000	3,371,494
USTN	1.75% 03/31/22	29,365,000	28,916,743
USTN	1.375% 03/31/20	10,987,000	10,853,980
USTN	1.375% 04/30/20	5,320,000	5,252,292
USTN	3.125% 5/15/19	7,940,000	8,379,161
USTN	1.375% 08/31/20	5,445,000	5,359,013
USTN	0.875% 10/15/18	31,000,000	30,661,511
USTN	1.375% 10/31/20	951,200	934,629
USTN	2% 11/30/22	2,980,000	2,963,735
USTN	1.25% 12/15/18	40,192,000	40,112,661
USTN	1% 12/31/17	9,830,000	9,818,823
USTN	1.875% 9/30/17	900,000	912,851
USTN	2.625% 11/15/20	15,000,000	15,590,325
USTN	3.625% 2/15/21	5,020,000	5,459,059
USTN	1.375% 2/28/19	5,484,000	5,481,187
USTN	0.75% 10/31/17	70,000	69,633
USTN	1.125% 12/31/19	24,220,000	23,764,034
USTN	1% 05/15/18	16,050,000	15,972,125
USTN	1.5% 05/31/20	12,460,000	12,355,199
USTN	1.625% 06/30/20	2,350,000	2,340,924
USTN TII	0.75% 2/15/45	635,000	558,279
USTN TII	0.125% 04/15/20	12,365,000	12,398,373
Valet	2013-2 A3 0.7% 04/18	617,440	614,491
Valet	2014-1 A3 0.91% 10/22/18	584,000	579,812
Valet	2014-2 A3 0.95% 04/19	2,385,000	2,353,507
Vende	1994-1 2ZB 6.5% 2/24	295,273	330,648
Ventas Rlty Lp/Cap	2% 2/15/18	320,000	318,470
Verizon Com	3.5% 11/01/21	995,000	1,016,425
Verizon Com	3.65% 09/14/18	900,000	941,300
Verizon Com	3.45% 03/15/21	325,000	332,661
Verizon Comm	5.15% 09/15/23	8,360,000	9,191,335

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Viacom Inc	2.5% 09/01/18	350,000	349,168
Viacom Inc New	2.5% 12/15/16	1,970,000	1,974,133
Viacom Inc New	3.875% 12/15/21	15,000	14,753
Virginia El&Pwr	2.95% 1/15/22	340,000	342,181
Volkswagen	2.125% 11/18 144A	600,000	576,544
Volkswagen Grp	2.4% 5/20 144A	300,000	280,936
VWALT	2014-A A3 0.80% 4/20/17	580,622	579,018
VWALT	2015-A A3 1.25% 12/17	478,000	473,250
Wachovia Bk Na Bn	6% 11/15/17	300,000	323,586
Wachovia Corp Mtn	5.75% 2/1/18	2,000,000	2,160,124
Wal Mart Stores	1.125% 4/18	1,500,000	1,493,850
Wal-Mart Stores	3.3% 04/22/24	440,000	454,384
Watson Pharma Inc	3.25% 10/1/22	700,000	688,548
WBCMT	2004-C11 A5 5.215% 1/41	26,257	26,247
WBCMT	06-C24 A1A CSTR 3/45	190,608	190,378
WBCMT	2006-C25 A4 CSTR 5/43	260,896	260,487
WBCMT	2006-C25 A5 CSTR 5/43	1,875,000	1,884,757
WBCMT	2006-C25 A1A CSTR 5/43	2,933,343	2,956,888
WBCMT	2006-C27 A3 CSTR 7/45	230,404	230,117
WBCMT	2006-C26 A1A CSTR 6/45	468,933	472,356
WBCMT	2006-C28 A1A CSTR 10/48	2,330,576	2,376,406
WBCMT	2006-C29 A4 5.308% 11/48	178,779	181,221
WBCMT	2006-C29 A1A 5.297% 11/48	923,088	943,525
Wellpoint inc	2.3% 07/15/18	327,000	326,453
Wells Fargo	3% 01/22/21	844,000	853,346
Wells Fargo & Co	2.55% 12/7/20	1,080,000	1,074,584
Wells Fargo & Co Mtn	2.6% 7/20	500,000	498,931
Wells Fargo Co	4.125% 8/15/23	2,165,000	2,249,203
Wells Fargo&Com	3.676% 6/15/16	1,500,000	1,518,729
Western Gas Part	4% 7/01/22	395,000	349,506
Western Union Co	2.875% 12/17	682,000	690,143
Westpac Bank Corp	1.2% 5/19/17	1,280,000	1,276,972
Westpac Banking	3ML+74 7/30/18	2,620,000	2,615,428
Westpac Banking	2.6% 11/20	1,080,000	1,079,585
Westpac Banking Crp	2% 8/14/17	772,000	776,857
WFCM	2.528% 10/45	322,000	320,754
WFCM	2013-LC12 A1 1.676% 7/46	586,331	583,900
WFCM	15-Lc20 A3 3.086% 04/50	4,800,000	4,768,670
WFRBS	13-C14 A1 0.836% 6/15/46	127,946	126,794
WFRBS	2013-C14 A2 2.133% 6/46	190,000	189,996

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
WFRBS	2011-C5 A1 1.456% 11/44	15,242	15,238
WFRBS	2012-C6 A1 1.081% 4/45	22,277	22,255
WFRBS	2012-C8 A1 0.864% 8/45	112,227	111,779
WFRBS	2012-C8 A2 1.881% 8/45	400,000	399,888
WFRBS	2013-C11 A1 0.799% 03/45	73,359	72,877
WFRBS	13-C13 A1 0.778% 5/45	110,377	109,441
Williams Partners	3.6% 3/15/22	2,655,000	2,089,047
Wisconsin Energy	2.45% 6/15/20	218,000	216,961
WOART	2013-B A3 0.83% 08/18	2,681,857	2,676,498
WOART	2014-B A3 1.14% 1/20	1,820,000	1,812,664
WOART	15-B A2B 1Ml+40 07/19	2,600,000	2,600,539
Wols	2015-A A3 1.54% 10/18	560,000	556,001
WPACBKG	1.6% 1/12/18	1,000,000	998,124
Wrap Contracts	Wrap Contracts	—	156,943
Wrigley (Wm.) J	2% 10/17 144A	340,000	340,568
Wyndham Worldwide	2.5% 3/18	390,000	388,416
Xerox Corp	2.95% 3/15/17	270,000	272,015
Xerox Corp	2.75% 03/15/19	554,000	544,133
Xstrata Can Fin	3.6% 1/17 144A	1,755,000	1,695,330
Xstrata Fn Cda	2.45% 10/17 144A	1,365,000	1,248,975
Xylem Inc	3.55% 9/20/16	1,175,000	1,191,060
Xylem Inc	4.875% 10/01/21	400,000	425,373
Zimmer Holdings	3.15% 4/1/22	2,000,000	1,966,246
Zoetis Inc	3.45% 11/13/20	106,000	106,123

Adjustment to Contract Value			(26,178,801)

Total Investment Contracts			1,666,208,119

Registered Investment Companies
* Fidelity Institutional Money Market – Government Portfolio	Money Market Fund	875,679,366	875,679,366
Janus Balanced N Fund	Equity Based Fund	49,245,486	1,425,164,356
Oppenheimer Developing Markets Fund	Equity Based Fund	3,557,716	106,660,340
Pimco Total Return Institutional Fund	Fixed Income Based Fund	47,177,738	475,079,820
Principal Diversified Real Asset Fund	Equity Based Fund	1,208,264	12,650,526
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	27,817,806	515,742,131
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	44,876,406	2,062,070,836
Vanguard REIT Index Inst	Equity Based Fund	8,014,212	140,168,560
Brokerage Link	Various	—	495,413,917

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Total Registered Investment Companies			6,108,629,852

Common Collective Trusts
Harris Associates Oakmark Global Collective Fund	Equity Based Funds	18,606,849	264,403,318
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Funds	9,345,873	951,877,178
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Funds	11,938,559	1,093,810,818
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Funds	6,790,508	722,713,764
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Funds	21,752,953	2,344,750,769

Total Common Collective Trusts			5,377,555,847

Raytheon Company Common Stock
* Raytheon Company	Raytheon Common Stock	11,844,966	1,475,053,616
Total Raytheon Company Common Stock			1,475,053,616

Total Investments			14,627,447,434

* Participant Loans	3.25%-9.50%		220,276,490

Total Investments at Contract Value Including Participant Loans			$14,847,723,924

*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 14, 2016

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.